UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Lab Sensor Solutions

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
March 31, 2014

Physical address of issuer
648 El Camino Real, Suite C-P, Redwood City, CA 94063

Website of issuer
https://lsstracks.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5.00% of the number of securities sold.

Type of security offered
Crowd Note

Target offering amount
$100,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$320,000.00

Deadline to reach the target offering amount
June 2, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	December 31, 2016	**December 31, 2015**
Total Assets	$116,121	$19,401

Cash & Cash Equivalents	$102,565	$964
Accounts Receivable	$0	$2,098
Short-term Debt	$150,000	$420,000
Long-term Debt	$0	$0
Net Revenues	$27,352	$7,528
Cost of Goods Sold	$52,489	$4,918
Taxes Paid	$0	$0
Net Income	($585,625)	($307,204)

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

Exhibit A	Final Form C
Exhibit B	Financial Statements
Exhibit C	SeedInvest Profile
Exhibit D	Investor Deck
Exhibit E	Video Transcript

EXHIBIT A

Final Form C

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

April 5, 2017

Lab Sensor Solutions, Inc.

UP TO $320,000 OF CROWD NOTES

Lab Sensor Solutions ("LSS," the "company," "we," "us", or "our"), is offering up to $320,000 worth of Crowd Notes of the company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $100,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by June 2, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $100,000 under the Combined Offerings (the "Closing Amount") by June 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $320,000 (the "Maximum Amount") at the company's sole discretion. If the company reaches its Closing Amount prior to June 2, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://lsstracks.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least three annual reports pursuant to Regulation CF;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES
Updates on the status of this offering may be found at:
https://www.seedinvest.com/lab.sensor.solutions.inc/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Lab Sensor Solutions (the "Company") is a Delaware Corporation, formed on March 31, 2014.

The Company is located at 648 El Camino Real, Suite C-P, Redwood City, CA 94063.

The Company's website is https://lsstracks.com/.

A description of our products as well as our services, process, and business plan can be found on the company's profile page on SeedInvest under https://www.seedinvest.com/lab.sensor.solutions/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business
Lab Sensor Solutions provides a full-stack real-time 'mobile sensor as a service' solution for the $8B Healthcare Cold Chain Logistics (HCCL) industry. LSS tracks materials in transit between doctor's offices, laboratories, hospitals and pharmaceutical companies, giving customers a view into location and temperature over time. The system allows for configuration of alerts and remediation notifications so personnel know when critical environmental factors, like temperature, near or exceed required thresholds. Lab Sensor Solutions increases patient safety while helping customers reduce liability, meet regulatory requirements, and save money.

The Business Plan
The basic sales model is a subscription model.

We provide an annual subscription to our customer base. They generally pay monthly or annually for a subscription to the system and the subscription is based on the number of things they want to monitor in their environment. We have pricing that is based on the number of items that they are going to monitor. We have a discount on volumes based discounts.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on March 31, 2014. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of an enterprise client base. We anticipate that our operating expenses will increase for the near future. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with our expansion into the medical & healthcare materials and food marketplace. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of its executive officers, key employees and the board of directors.
In particular, the Company is dependent on Daniel Paley, Jarie Bolander, and Geoffrey Zawolkow who are EVP Engineering, Founder and Chief Operating Officer, and Chairman and CEO, of the Company. The loss of Daniel Paley, Jarie Bolander, and Geoffrey Zawolkow or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company is paying its employees below market salaries, which contributes to artificial salaries and wages expenses that may not continue in the future
The Company has been paying its employees below market salaries and wages, so the historical line item for these expenses are lower than expected. Once we obtain financing and begin generating revenues, these below market salaries are expected to increase.

We are required to comply with regulatory requirements in certain markets.
To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from and to comply with operating standards within the pharmaceutical, healthcare and food verticals. Failure to maintain or renew necessary permits, licenses, or noncompliance or concerns over noncompliance may result in suspension of our monitoring and tracking abilities and could have an adverse effect on our results of operations and financial condition.

We have long sales cycle with uncertain revenue generation.
LSS currently primarily sells to enterprise customers (in laboratories, hospitals and pharmaceutical companies) which has typically is a multi-month or even year-long process. Each individual customer requires significant onboarding time. Although there are plans to expand into other verticals, there is uncertainty in our revenue generation channels.

The Company depends on the performance of distributors resellers.
The Company distributes its products through certain value-added distributors and resellers such as Cerner, Dynamex, MarketLab, Eyes on Freight, etc. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.
These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won’t know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below the valuation cap, so you should not view the valuation cap as being an indication of the company’s value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation.
We are using Crowd Note in this offering. Crowd Notes are designed to offer equity in the company at a future date when specified conditions occur. However, it is unclear how a court in Delaware would interpret the provisions of the Crowd Note since the notes set the number of underlying securities an investor is entitled to now, but do not provide for interest or a maturity date and only convert in limited circumstances. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note.

The Crowd Note is a type of debt security that does not include a set maturity date. As such, here has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights.

The company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights. Furthermore, the company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favorable than the Crowd Note.

BUSINESS

Description of the Business

Lab Sensor Solutions' T-Track is a real-time solution for monitoring the temperature of healthcare materials for both in-transit and stationary environment applications. The T-Tracks system utilizes wireless NIST (National Institute of Standard) calibrated Bluetooth Low Energy (BLE) sensors and a powerful cloud computing platform to continuously record conditions and provide real-time information, as well as critical excursion alerts, to appropriate stakeholders. The system employs standard Apple (iOS) and Android mobile devices (as well as a proprietary data bridge) to receive data from sensors and communicate with a versatile back-end analytics engine. In addition to real-time temperature data, the T-Tracks system provides preemptive excursion alerts, automated pickup and delivery confirmations, GPS and room level location of portable items, along with many other features.

T-Tracks is perfect for applications where integrity of healthcare materials is paramount, including laboratory samples, biopharmaceuticals, vaccines, clinical trial materials, whole blood, plasma, analyzer reagents and more. T-Tracks provides preemptive alerts based on Real-Time In-Field (RTIF) conditions so corrective actions can be taken quickly, before integrity of materials is compromised. Regulatory agencies, including FDA, CAP and others, require monitoring for temperature sensitive materials and they are increasingly auditing for temperature profile compliance of in-transit materials.

Business Plan

We offer this solution as a service paid for as an annual renewable subscription. The subscription starts at $25 per month per item monitored with volume discounts available and that includes mobile apps, Cloud services and sensors for the complete solution.

History of the Business

Lab Sensors Solution was founded by Geoff Zawolkow, Jarie Bolander and Daniel Paley in 2014 in order to create a cost-effective real-time solution for monitoring the temperature of healthcare materials for both in-transit and stationary environment applications.

The Company's Products and/or Services

Product / Service	Description	Current Market
T-Tracks™ Solution	Lab Sensor Solutions' T-Track is a cost effective real-time solution for monitoring the temperature of healthcare materials for both in-transit and stationary environment applications. The T-Tracks system utilizes wireless NIST calibrated Bluetooth Low Energy (BLE) sensors and a powerful cloud computing platform to continuously	Healthcare Cold Chain Logistics (HCCL) industry

	record conditions and provide real-time information, as well as critical excursion alerts, to appropriate stakeholders. The system employs standard Apple (iOS) and Android mobile devices (as well as a proprietary data bridge) to receive data from sensors and communicate with a versatile back-end analytics engine. In addition to real-time temperature data, the T-Tracks system provides preemptive excursion alerts, automated pickup and delivery confirmations, GPS and room level location of portable items, along with many other features.	

We have no new products in development.

We have partnered with Cerner, Dynamex, MarketLab, Eyes on Freight, and the Rhodes Group to resell and distribute our product.

Competition
The Company's primary competitors are OceaSoft, Senum, SenseAware, and Freshtemp.

However, the Company has few direct competitors in the space. While other high-level sensors exist – few use real-time indicators and none provide a complete solution for this market. In short, most current sensors can only be measured at points of delivery – while the current product can be measured in real- time and adjustments can be made if the temperature falls below a certain level.

Supply Chain and Customer Base
We build sensor boards. We have two manufacturers that we work with. One is in the USA; the other is in China. We also have an assembler that puts the final product together. There are no esoteric parts for our sensor so part availability is not a problem. We have web services that can be provided by a number of companies. The software we use is developed in house.

We have about 25 customers coming online in the next 12 months or so – without expanding into other verticals. We have been focused on the clinical lab space over the last few years and we are now expanding that base to include additional market segments.

In the lab space – we have an email list with potential contacts on it that are involved with clinical labs. We're just starting to expand into other space (perishable foods, clinical trial, and biopharmaceuticals).

Intellectual Property and Research and Development
We have one patent applied for no action has been taken by the patent office yet.

Innovation by our research and development (R&D) operations is very important to our success. Our goal is to discover, develop and bring to market innovative products that address major unmet consumer needs. We have spent a total of about $317,000 on R&D in 2015 and 2016.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
648 El Camino Real Suit C-P Redwood City, CA 94063	Lease	We lease our space from Mortgage Investors IV, LLC. Our monthly lease payment is $3,020.

Governmental/Regulatory Approval and Compliance

We are subject to federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation with respect health care for our employees, those relating to building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Expenditures for compliance with federal, state and local environmental laws and regulations are fairly consistent from year to year and are not material to the Company.

Litigation
None

Other
The Company's principal address is 648 El Camino Real, Suite C-P, Redwood City, CA 94063

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	7.5%	$7,500	7.5%	$24,000
General Marketing	47.5%	$47,500	47.5%	$152,000
Research and Development	30%	$30,000	30%	$96,000
Inventory	7%	$7,000	7%	$22,400
Other	8%	$8,000	8%	$25,600
Total	**100%**	**$100,000**	**100%**	**$320,000**

The above table of the anticipated use of proceeds is not binding on the company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Geoff Zawolkow

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and Chief Executive Officer, April 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder and Chief Executive Officer, April 2014 - Present

Education
California State University, Masters of Science

University of California, Irvine, Bachelor of Science

Name
Jarie Bolander

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and Chief Operating Officer, April 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder and Chief Operating Officer, Lab Sensor Solutions, April 2013 - Present Product Engineering Manager, Ion Torrent, June 2010 - April 2013

Education
University of Phoenix, Masters of Business Administration in Technology Management
San Jose State University, Bachelor of Science in Electrical Engineering

Name
Daniel Paley

All positions and offices held with the Company and date such position(s) was held with start and ending dates
EVP Engineering, April 1st, 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
EVP Engineering, Lab Sensor Solutions, April 1st, 2014 - Present Sr. Staff Engineer, Ion Torrent, 2011 - December 2013

Education
University of the Pacific, BS Computer Engineering, Computer Engineering

Name
Fred Toney

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board Member, February 22nd 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Co-founder and Chief Executive Officer, Launchpad Digital Health

Education
University of California, Davis, BA, Economics & English

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Geoff Zawolkow

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and Chief Executive Officer, April 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder and Chief Executive Officer, April 2014 - Present

Education
California State University, Masters of Science
University of California, Irvine, Bachelor of Science

Name
Jarie Bolander

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and Chief Operating Officer, April 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder and Chief Operating Officer, Lab Sensor Solutions, April 2013 - Present Product Engineering Manager, Ion Torrent, June 2010 - April 2013

Education
University of Phoenix, Masters of Business Administration in Technology Management
San Jose State University, Bachelor of Science in Electrical Engineering

Name
Daniel Paley

All positions and offices held with the Company and date such position(s) was held with start and ending dates
EVP Engineering, April 1st, 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
EVP Engineering, Lab Sensor Solutions, April 1st, 2014 - Present Sr. Staff Engineer, Ion Torrent, 2011 - December 2013

Education
University of the Pacific, BS Computer Engineering, Computer Engineering

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Chief Executive Officer (as authorized by the Board or Managers, if applicable)
Sale of property, interests or assets of the Company	Chief Executive Officer (as authorized by the Board or Managers, if applicable)
Determination of the budget	Chief Executive Officer
Determination of business strategy	Chief Executive Officer
Dissolution of liquidation of the Company	Board of Directors

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 4 employees in California, United States.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Pre-Seed Convertible Note
Amount outstanding	$125,000
Voting Rights	No

Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These securities will not limit the Crowd Note being offered.

Type of security	**Common Stock**
Amount outstanding	4,345,000 shares
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These securities will not limit the Crowd Note being offered.

Type of security	**Founders Preferred Stock**
Amount outstanding	900,000 shares
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These securities will not limit the Crowd Note being offered.

Type of security	**Series Seed Preferred Stock**
Amount outstanding	2,715,678 shares
Voting Rights	Yes
Anti-Dilution Rights	Yes
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These securities will not limit the Crowd Note being offered.

The Company has the following debt outstanding:

Type of debt	Promissory Note
Name of creditor	Russell Tom

Amount outstanding	$25,000.00
Interest rate and payment schedule	5.5% payment at Maturity
Amortization schedule	Monthly
Describe any collateral or security	None
Maturity date	September 19, 2017
Other material terms	Issue date September 19, 2016

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Pre-Seed	1,373,295	$435,000.00	Operations of the business	May 2014 – December 2015	Rule 506(b)
Series Seed	2,715,678	$680,000.00	Operations of the business	February - October 2016	Rule 506(b)

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

For the year ended December 31, 2016, we recorded net revenues of $27,352.

The company's operating expenses consist of sales and marketing, general and administrative, and research and development. For the year ended December 31, 2016, the company's total operating expenses were $549,083.

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because we intend to scale and expand revenue streams.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: bringing product to market, expanding hardware sales, and expanding revenue streams.

Liquidity and Capital Resources

The proceeds of the offering are not necessary to the operations of the Company, however, they will prolong the runway of the company. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The offering proceeds will have a beneficial effect on our liquidity, as of December 31, 2016 we had $102,565 in cash on hand which will be augmented by the offering proceeds and used to execute our business strategy.

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures in the past two years.

The Company does not intend to make any material capital expenditures in the immediate future.

Material Changes and Other Information
The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
As discussed in “Dilution” below, the valuation will determine the amount by which the investor’s stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company’s financial statements, usually looking at the company’s balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has

increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Ownership
Lab Sensors Solutions is held by various people none of whom own over 20% of the company.

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 7.8% if the Maximum Amount is raised.

THE OFFERING AND THE SECURITIES

The securities offered in this offering.
The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).

- Once a "qualified equity financing" occurs, the notes may be converted thereafter if the company chooses, or if a corporate transaction occurs.

- The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 0% to the price in the qualified equity financing, subject to a $3,125,000 million valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 0%, compounded quarterly.

The securities into which the Crowd Notes in this offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $100,000. Additionally, we have set a minimum Closing Amount of $100,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $320,000 from investors through Regulation Crowdfunding before the deadline of June 2, 2017.

The minimum investment is this offering is $500. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D
The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offerings").

The notes in the Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by those investors will convert at that time into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to greater voting and inspection rights than investors in this offering.

Dilution
Even once the Notes convert into equity securities, the investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters
Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent
We have selected VStock Transfer, LLC, a SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Other than (i) standard employee benefits generally made available to all employees, (ii) standard director and officer indemnification agreements approved by the Board of Directors, and (iii) the purchase of shares of the Company’s capital stock and the issuance of options to purchase shares of the Company’s Common Stock, in each instance, approved by the Board of Directors, the Company has conducted the following transactions with related persons: None

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a “liquidation event” occurs. A “liquidation event” is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/
(Signature)

Geoffrey Zawolkow
(Issuer)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/
(Signature)

Daniel Paley
(Name)

EVP Engineering
(Title)

4/5/2017
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financial Statements

Lab Sensor Solutions, Inc.

A Delaware Corporation

Financial Statements (Unaudited)
December 31, 2016 and 2015

Lab Sensor Solutions, Inc.

TABLE OF CONTENTS

LAB SENSOR SOLUTIONS, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 102,565	$ 964
Accounts receivable	-	2,098
Inventory	2,106	8,115
Total Current Assets	104,671	11,177
Non-Current Assets:		
Property and equipment, net	2,520	3,224
Intangible assets	3,850	-
Deposit	5,080	5,000
Total Non-Current Assets	11,450	8,224
TOTAL ASSETS	$ 116,121	$ 19,401
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 35,999	$ 37,774
Accrued interest payable	-	14,989
Deferred revenue	14,852	-
Convertible notes payable	125,000	420,000
Note payable	25,000	-
Total Liabilities	200,851	472,763
Stockholders' Equity (Deficit):		
Founders Preferred Stock, $0.00001 par, 900,000 shares authorized, 900,000 and 900,000 shares issued and outstanding, as of December 31, 2016 and 2015, respectively.	9	9
Series Seed Preferred Stock, $0.00001 par, 4,000,000 shares authorized, 2,715,679 and 0 shares issued and outstanding, liquidation preference of $1,467,604 and $0 as of December 31, 2016 and 2015, all respectively.	27	-
Common Stock, $0.00001 par, 12,000,000 shares authorized, 4,415,000 and 4,327,000 shares issued and outstanding, 3,816,339 and 2,357,382 shares vested, as of December 31, 2016 and 2015, all respectively.	44	43
Additional paid-in capital	954,700	471
Accumulated deficit	(1,039,510)	(453,885)
Total Stockholders' Equity (Deficit)	(84,730)	(453,362)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 116,121	$ 19,401

No assurance is provided

See accompanying notes which are an integral part of these financial statements.

LAB SENSOR SOLUTIONS, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net Revenues	$ 27,352	$ 7,528
Costs of Net Revenues	(52,489)	(4,918)
Gross Profit/(Loss)	(25,137)	2,610
Operating Expenses:		
General & administrative	231,749	141,605
Research & development	202,567	114,965
Sales & marketing	114,767	42,265
Total Operating Expenses	549,083	298,835
Loss from Operations	(574,220)	(296,225)
Other Income/(Expense):		
Interest expense	(11,405)	(10,979)
Total Other Income/(Expense)	(11,405)	(10,979)
Provision for Income Taxes	-	-
Net Loss	$ (585,625)	$ (307,204)

No assurance is provided
See accompanying notes which are an integral part of these financial statements.

LAB SENSOR SOLUTIONS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Founders Preferred Stock		Series Seed Preferred Stock		Common Stock				
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at December 31, 2014	900,000	$ 9	-	$ -	4,327,000	$ 43	$ 471	$ (146,681)	$ (146,158)
Net loss	-	-	-	-	-	-	-	(307,204)	(307,204)
Balance at December 31, 2015	900,000	$ 9	-	$ -	4,327,000	$ 43	$ 471	$ (453,885)	$ (453,362)
Issuance of preferred stock	-	$ -	1,675,290	$ 17	-	$ -	$ 679,983	$ -	$ 680,000
Issuance costs	-	-	-	-	-	-	(57,000)	-	(57,000)
Conversion of notes payable	-	-	1,040,389	10	-	-	331,275	-	331,285
Repurchase of common stock	-	-	-	-	(30,000)	-	(30)	-	(30)
Issuance of common stock	-	-	-	-	118,000	1	1	-	2
Net loss	-	-	-	-	-	-	-	(585,625)	(585,625)
Balance at December 31, 2016	900,000	$ 9	2,715,679	$ 27	4,415,000	$ 44	$ 954,700	$ (1,039,510)	$ (84,730)

No assurance is provided

See accompanying notes which are an integral part of these financial statements.

LAB SENSOR SOLUTIONS, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (585,625)	$ (307,204)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	704	293
Value of services provided for stock	2	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	2,098	(2,098)
(Increase)/Decrease in inventory	6,009	(8,115)
(Increase)/Decrease in deposits	(80)	-
Increase/(Decrease) in accounts payable	(1,775)	5,547
Increase/(Decrease) in accrued interest payable	6,296	10,979
Increase/(Decrease) in accrued deferred revenue	14,852	
Net Cash Used In Operating Activities	(557,519)	(300,598)
Cash Flows From Investing Activities		
Purchase of property and equipment	-	(3,517)
Cash paid for intangible assets	(3,850)	-
Net Cash Used In Investing Activities	(3,850)	(3,517)
Cash Flows From Financing Activities		
Proceeds from note payable	25,000	-
Proceeds from issuance of convertible notes payable	15,000	275,000
Proceeds from issuance of preferred stock	680,000	-
Payment used for offering costs	(57,000)	
Repurchase of common stock from related party	(30)	-
Net Cash Provided By Financing Activities	662,970	275,000
Net Change In Cash	101,601	(29,115)
Cash at Beginning of Period	964	30,079
Cash at End of Period	$ 102,565	$ 964
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Conversion of convertible notes payable to preferred stock	$ 331,285	$ -

No assurance is provided

See accompanying notes which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Lab Sensor Solutions, Inc. (the "Company"), is a corporation organized March 31, 2014 under the laws of Delaware. The Company offers annual subscriptions for sensor based solutions that track the temperature and location of materials real time for both stationary and in transit uses.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2016, the Company has not commenced full scale operations nor generated significant operating revenue. The Company's activities since inception have consisted of formation activities, development, and efforts to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried receivables of $0 and $2,908 and no allowances against such.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2016 and 2015 consist of raw materials. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Property & Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2016 and 2015 have estimated useful lives of 5 years. Depreciation charges on property and equipment totaled $704 and $293 for the years ended December 31, 2016 and 2015, respectively. The Company's property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Property and equipment, at cost	$ 3,517	$ 3,517
Accumulated deprecaition	(997)	(293)
Property and equipment, net	$ 2,520	$ 3,224

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $1,039,533 and $453,885 as of December 31, 2016 and 2015, respectively. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive net tax assets of $413,817 and $180,683 as of December 31, 2016 and 2015, respectively. Due to uncertainty, as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2034, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. The 2016 tax returns have not yet been filed as of the issuance of these financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced full scale operations, plans to incur

significant costs in implementing its business plan, has not generated significant operating revenues as of December 31, 2016, has incurred net losses of $585,625 and $307,204 for the years ended December 31, 2016 and 2015, respectively, and current liabilities exceed current assets by $96,180 as of December 31, 2016. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

Common Stock

On February 22, 2016 the Company amended its Articles of Incorporation to authorize 12,000,000 shares of common stock at $0.00001 par value. As of December 31, 2016 and 2015, 4,415,000 and 4,327,000 shares of common stock were issued and outstanding, respectively. The Company has reserved 1,325,218 shares of its common stock pursuant to the 2014 Stock Plan. There have been no stock options issued as of December 31, 2016 and 2015.

Certain stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company and other terms defined in the agreement, which provide the Company the right to repurchase unvested shares at the original purchase price at termination of service with the Company. As of December 31, 2016 and 2015, 3,816,339 and 2,357,382 of the issued and outstanding shares had vested.

In 2016, the Company issued 118,000 shares of common stock in exchange for contributed services provided to the Company valued at $0.00001 per share.

In October 2016, one of the Company's employees terminated service; the Company repurchased all unvested shares totaling 30,000 at a price of $0.001 per share.

Preferred Stock

On February 22, 2016 the Company amended its Articles of Incorporation to authorize 4,900,000 shares at $0.00001 par value preferred stock, designated as 4,000,000 shares of Series Seed Preferred Stock and 900,000 shares of Founders Preferred Stock. As of December 31, 2016 and 2015, 2,715,679 and 0 shares of the Series Seed Preferred Stock were issued and outstanding and 900,000 and 900,000 shares of the Founders Preferred Stock were issued and outstanding, all respectively.

The preferred stockholders have certain dividend preferences over common stockholders, including a $0.032 non-cumulative dividend right. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock determined by dividing the original issue price for the relevant series by the conversion price for such series, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the Articles of Incorporation). The Series Seed preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price of $0.4059 per share, providing a total liquidation preference of $1,467,604 and as of December 31, 2016.

In 2016, the Company issued 1,675,290 shares of Series Seed Preferred Stock at an issuance price of $0.4059 per share. These issuances provided proceeds of $680,000 for the year ended December 31, 2016. As discussed in Note 5, convertible notes payable were converted to Series Seed Preferred Stock in 2016, resulting in the issuance of 1,040,389 shares of Series Seed Preferred Stock, relieving principal and accrued interest of $331,285 on the convertible notes payable. The notes converted at discounts to the Series Seed Preferred Stock cash investment price of 10%-25%, varying by note.

NOTE 5: LONG-TERM DEBT

Convertible Notes Payable – 2014 Issuances

The Company issued four convertible promissory notes in 2014 for total principal of $145,000 at 7% interest, with a maturity date of April 2016. The promissory notes converted in 2016, along with accrued interest of $15,356, into 526,790 shares of Series Seed Preferred Stock. The trigger for the conversion was a financing event in excess of $750,000 at a 25% discount.

Convertible Notes Payable – 2015 Issuances

The Company issued five convertible promissory notes in 2015 for total principal of $150,000. Two of the notes were issued in March 2015 at 7% interest with maturity dates of April 2016. The other three notes were issued between June and October 2015 at 5% with maturity dates of June 2017. The promissory notes converted in 2016, along with accrued interest of $5,836, into 472,284 shares of Series Seed Preferred Stock. The trigger for the conversion was a financing event in excess of $750,000 at a 25% discount for the first two notes and 15% for the three other notes.

In August 2015, the Company issued a $125,000 principal convertible promissory note to an investor. The convertible promissory note bears no interest and has no maturity. No principal or interest payments are due prior to maturity, and prepayments are not allowed. The convertible promissory note is automatically convertible into the Company's equity upon the next qualified equity financing of its preferred stock of at least $1,000,000 (as further defined in the agreement) at a price per share equal to the lesser of 80% of the price per share paid by the investors or the price per share implied by a $500,000 valuation on the fully diluted capitalization of the Company. If there is no qualified equity financing prior to maturity, the outstanding principal balance may be converted eighteen months following the initial issuance of the note at the price per share implied by a $500,000 valuation on the fully diluted capitalization of the Company. As of December 31, 2016, this convertible promissory note had not been converted and remained outstanding in the full principal amount of $125,000.

Convertible Note Payable – 2016 Issuance

In January 2016, the Company issued a $15,000 convertible promissory note to an investor. The convertible promissory note bears interest at 5% and matures in June 2017. The promissory note converted in 2016, along with accrued interest of $93, into 41,315 shares of Series Seed Preferred Stock. The trigger for the conversion was a financing event in excess of $750,000 at a 10% discount

Convertible Note Payable – Beneficial Conversion Features

The Company analyzed the convertible notes payable for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features based on the trivial value of the conversion features at the notes' issuance dates.

Notes Payable

On September 19, 2016, the Company borrowed $25,000 from one of its preferred stockholders. Under the terms of the agreement, the note incurs interest at 5.5% per annum and matures in September 2017.

NOTE 6: LEASE OBLIGATIONS

Effective January 27, 2016, the Company entered into a lease agreement for office space. The lease term commenced February 15, 2016 and expired 36 months later on February 14, 2019. Monthly lease obligations under the lease range from $2,540 to $2,695 per month. Rent expense for the years ended December 31, 2016 and 2015 totaled $35,600 and $18,700.

The following are the future minimum lease obligations on the Company's lease agreement:

December 31,	Lease Obligations	
2017	$	31,316
2018	$	32,261
2019	$	2,695

NOTE 7: SHARE-BASED PAYMENTS

During 2014, the Company adopted the 2014 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee consultants, and non-employee advisors. Under the Plan, the number of shares authorized for grant under the plan is 1,325,218 shares. All of which remain available for grant as no options have been issued through December 31, 2016.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 29, 2017, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C
SeedInvest Profile



Lab Sensor Solutions

Temperature monitoring system that provides a real time "mobile sensor as a service" solution for health and safety applications. Edit Profile

$500	$3,125,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

Lab Sensor Solutions is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Lab Sensor Solutions without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

January 2017 Revenue
$200,000+

Market Size For Sensors
$123 Billion

- Notable investors include 500 Startups and Launchpad Digital Health
- Partnerships with MarketLab, Rhodes Group, and Dynamex
- Company management has extensive experience in startups and in developing sensors and temperature controls
- Customers (under NDA) include the top HMO in Northern California

- Round Size: US $320,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $3,125,000
- Target Minimum Raise Amount: US $180,000
- Offering Type: Side by Side Offering

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Our mission is to improve lives through real-time sensor technology.

Lab Sensor Solutions' mission is to improve lives through the use of real-time sensor technology. We deliver real-time information on healthcare and food items so our customers can monitor, report, and act to assure items are in the right place, at the right time, and in the right condition.

This technology offers companies the ability to affordably assure the integrity of materials by helping to prevent temperature excursions, lost items, and delayed delivery through the use of real-time data, analysis, and alerts.

Pitch Deck


Lab Sensor Solutions
Status
Sensors as a Service for
Health & Safety
https://www.seedinvest.com/lab.sensor.solutions.inc/seed

Highlights
Product & Service
Q&A with Founder
Prior Rounds
Market Landscape
Data Room
Updates
Overview
Team Story
Term Sheet
Financial Discussion
SeedInvest

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Product & Service

Lab Sensor Solutions' T-Tracks is one of the most cost effective, real-time solutions for monitoring the temperature of healthcare materials and food for both in-transit and stationary environment applications. The T-Tracks system utilizes wireless NIST (National Institute of Standards) calibrated Bluetooth Low Energy (BLE) sensors and a powerful cloud computing platform to continuously record conditions and provide real-time information (as well as critical excursion alerts) to appropriate stakeholders. The system employs standard Apple (iOS) and Android mobile devices (as well as a proprietary data bridge) to receive data from sensors and communicate with a versatile back-end analytics engine. In addition to real-time temperature data, the T-Tracks system provides preemptive excursion alerts, automated pickup and delivery confirmations, GPS and room level location of portable items, along with many other features.

T-Tracks is designed for applications where integrity of healthcare materials and food is paramount, including laboratory samples, biopharmaceuticals, vaccines, clinical trial materials, whole blood, plasma, analyzer reagents, diary, fruits, meat, and more. T-Tracks provides preemptive alerts based on Real-Time In-Field (RTIF) conditions so corrective actions can be taken quickly, before the integrity of the material being tracked is compromised. Regulatory agencies, including FDA, CAP, and others, require monitoring for temperature sensitive materials and they are increasingly auditing for temperature profile compliance of in-transit materials.

Our original application was tracking the temperature and location of clinical laboratory samples (blood and urine) from draw centers to central labs where they are processed. Previously, even the best labs would use temperature trackers that would be read at the end of a trip when it was too late to correct any issues. T-Tracks allows for real time tracking and feedback; so if a sample carrier is going out of temperature compliance it can be corrected by the courier before the samples spoil.

We have extended our market to include other health care materials such as reagents, biologics, vaccines, whole blood, and others. We also recently extended into the food market place and are tracking temperature sensitive foods such as meat, poultry and fish, and dairy products. Because of the real time nature of our solution we can help prevent spoilage.

Our passion is to reduce suffering and disease by preventing errors that cause mis-diagnosis and spoilage.

Gallery



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Media Mentions

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Prior Rounds
Financial Discussion
Market Landscape
Data Room
Updates
SeedInvest

Team Story

The founders worked together at Tagent, an RFID company, where they discovered that clinical laboratories are required to monitor the temperature of samples all the time. The founders realized that with low energy Bluetooth and the ubiquitous mobile infrastructure they could now solve this problem. Lab Sensor Solutions was born and T-Tracks, the first product, was created. It allows real time temperature and location monitoring of sensitive materials while in-storage or in-transit.

Meet the Founders



Geoffrey Zawolkow
FOUNDER AND CEO

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Geoff has been a key leader and founder for multiple high tech startups and has worked in the high tech industry for 30+ years. As founder and CEO of a previous startup he provided his investors with a 6X return in 1.5 years. He brings a passion for building success by keeping his team focused on delivering products that solve real problems.



Jarie Bolander
FOUNDER AND COO

Jarie is an engineer by training and an entrepreneur by nature with over 20 years of experience bring innovative solutions to market. Along with his other co-founders, Jarie is passionate about applying technology to solve real world problems and also do good.



Daniel Paley
FOUNDER AND EVP ENGINEERING

Daniel brings over 30 years of experience creating innovative solutions for companies large and small. He has vast experience in developing products that solve real problems and has spend a majority of his career engineering solutions using wireless technologies.

Key Team Members



Brad Jung
EVP SALES AND MARKETING

Notable Advisors & Investors

Launchpad Digital Health

Investor, Venture investor & accelerator focused on healthcare startups

500 startups

Investor, Leading global venture capital seed fund & startup accelerator

Q&A with the Founder

Highlights | Overview
Product & Service | Team Story
Q&A with Founder | Term Sheet
Prior Rounds | Financial Discussion
Market Landscape
Data Room
Updates | SeedInvest

Q: What does your userbase look like?

Lab Sensor Solutions: We have been focused on the clinical lab space over the last few years and we are now expanding that base to include additional market segments. In the lab space, we have an email list with 30K potential contacts on it that are involved with clinical labs. We're just starting to expand into other space (Perishable foods, clinical trial, biopharma).

Q: Can you give us a detailed idea of your business model and a product description?

Lab Sensor Solutions: The basic sales model is a subscription model. We provide an annual subscription to our customer base. They generally pay monthly or annually for that subscription and the subscription is based on the number of things they want to monitor in their environment. We have pricing that is based on the number of items that they are going to monitor. We have a volume-based discounts. The basics are that we monitor real time temperature locations and materials, whether they are in transit or stationary. We can do that without a lot of added infrastructure. Our infrastructure is based on mobile tech, so it makes it easy for us to monitor mobile or stationary refrigeration units or units that are actively in motion or moving around. We have a sensor platform. Right now we are using it for temperature monitoring and we are extending it to other types of sensors as well.

Q: How do you plan to scale following the raise?

Lab Sensor Solutions: We have a working product. There are some additional features that the market would like to see with that product and we are going to work on those. The primary thing we want to work on, however, is the sales and marketing aspect of things. This has not been the focus up until now. In order to do that, we will be adding personnel, partnerships and additional exposure in the media as part of what our plan is. In addition we are expanding our reach to additional markets. Traditionally, we have been a clinical laboratory market, where we have seen success, but the sales cycles are long in that marketplace and we are looking to expand into marketplaces where sales cycles are shorter and there is a need. One of those markets is perishable foods market. Recently, there have been new regulations in the perishable goods market involving more temp control. Those regulations have become much more active today for certain parts of the market. We believe our timing in this area is very good. We are focused on expanding into that arena, which is new for us.

Q: What are your potential exits?

Lab Sensor Solutions: We think we're set up best as an acquisition. Large pharma companies, large software companies, or large companies that provide software services to the medical arena.

Q: Any barriers to entry or competitive advantages?

Lab Sensor Solutions: In terms of the barriers to entry, we have a mobile platform that we are using and there are other companies who have similar mobile platforms, but what we offer are complete solutions in the industries that we are focused on. We focus on specific knowledge and problems in specific industry areas. We create specific solutions. One of our competitive advantages is that we are very focused on specific industries and cater directly to those industries, so our capabilities and functionality are directly related to the industry, which helps ensure that our products work better than competitors' products. We do have a patent filed as well. It goes into the number of key ways that the system works which includes things like automatically knowing when an item works and when an item is delivered. We automated what couriers carry with them and what they pick up. Lastly, there are some analytics around predicting things in the temp arena. We don't have any action on it yet, but it is a filed patent. Most of the competitors that we have had have been temperature logging devices--those devices are not real time--we are the only ones that do real time and if there are issues and problems things can be corrected prior to spoilage. Furthermore, our solution uses existing tech, so it doesn't involve a lot of tech to put these products into place. Our batteries and recalibration last the longest and we handle this as a part of our standard subscription.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $320,000	US $320,000
Minimum investment	$20,000	US $500
Target minimum	US $180,000	US $180,000

Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $180,000 under the Combined Offerings (the "Closing Amount") by June 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $180,000 under the Combined Offerings (the "Closing Amount") by June 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised


Sales & Marketing
R & D
Inventory

Highlights
Product & Service
Q&A with Founder
Prior Rounds
Market Landscape
Data Room
Updates
Overview
Team Story
Term Sheet
Financial Discussion
SeedInvest

If Maximum Amount Is Raised


Inventory
Sales & Marketing
R & D

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Lab Sensor Solutions's prior rounds by year.

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$3500000
$3000000
$2500000
$2000000
$1500000
$1000000
$500000
$0
Pre-Seed 1 (Convertible)
Pre-Seed 2 (Convertible)
Pre-Seed 3 (Convertible)
Pre-Seed 4 (Convertible)
Current Seed (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed 3

Round Size	US $100,000
Close Date	Oct 29, 2015
Security Type	Convertible Note
Valuation Cap	US $2,656,250

Pre-Seed 2

Round Size	US $125,000
Close Date	Aug 17, 2015
Security Type	Convertible Note
Valuation Cap	US $500,000

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Prior Rounds
Financial Discussion
Market Landscape
Data Room
Updates
SeedInvest

Pre-Seed 1

Round Size	US $195,000
Close Date	Mar 18, 2015
Security Type	Convertible Note
Valuation Cap	US $2,343,750

Pre-Seed 4

Round Size	US $15,000
Close Date	Dec 29, 2015
Security Type	Convertible Note
Valuation Cap	US $2,812,500

Financial Discussion

Please see the financial information listed on the the Form C and attached to this profile in addition to the following information.

Operations

For the year ended December 31, 2016, we recorded net revenues of $27,352.

The company's operating expenses consist of sales and marketing, general and administrative, and research and development. For the year ended December 31, 2016, the company's total operating expenses were $549,083.

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because we intend to scale and expand revenue streams.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: bringing product to market, expanding hardware sales, and expanding revenue streams.

Liquidity and Capital Resources

The proceeds of the offering are not necessary to the operations of the Company, however, they will prolong the runway of the company. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The offering proceeds will have a beneficial effect on our liquidity, as of December 31, 2016 we had $102,565 in cash on hand which will be augmented by the offering proceeds and used to execute our business strategy.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.

The Company does not intend to make any material capital expenditures in the immediate future.

Material Changes and Other Information

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Ownership

Lab Sensors Solutions is held by various people none of whom own over 20% of the company.

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 7.8% if the Maximum Amount is raised.

Market Landscape

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Prior Rounds
Financial Discussion
Market Landscape
Data Room
Updates
SeedInvest



$300,000,000,000
$250,000,000,000
$200,000,000,000
$150,000,000,000
$100,000,000,000
$50,000,000,000
$0
2015
2016
2017
2022

Taken from Bcc Research Report on Global Markets and Technologies for Sensors (IAS006H):
The global market for sensors reached $110.4 billion and $123.5 billion in 2015 and 2016, respectively. This market is expected to increase from nearly $138.8 billion in 2017 to nearly $240.3 billion in 2022 at a compound annual growth rate (CAGR) of 11.8% for 2017-2022.
Internet of things (IoT), industrial internet of things, smart cities and smart buildings are the buzzwords in today's technological jargon. These terms have one thing in common—they use sensors. These concepts are dependent on sensors, and the fusion of different sensors is necessary to attain desired outcomes. Thus, sensors have become a major area for future development of various aspects of daily life.
Currently, sensors are found in most areas of daily life. The need for sensors is increasing dramatically due the ongoing boom in smart mobile communication technologies and tablet PCs. Many companies are researching novel types of sensors for these applications. Mobile phones with face recognition are already on the market. Mobile phones with integrated spectrometers to measure food freshness are no longer inconceivable even though they still seem rather futuristic.

Market Data Taken from Markets & Markets.

Lab Sensor Solutions provides a sensor platform that allows our customers to measure physical properties like temperature. The temperature sensors market is expected to grow from USD 5.13 Billion in 2016 to USD 6.79 Billion by 2022, at a CAGR of 4.8% between 2016 and 2022. The market for temperature sensors is part of the bigger market for sensors, which is presented in the graph and market chart description.

Since our platform can handle the addition of other types of sensors, we show the bigger market for sensors world wide as the Total Available Market (TAM) while the the Specific Addressable Market (SAM) would be for what we have now which is temperature sensors.

The competition offers four main types of technologies used to address temperature tracking and reporting:

1. **Stationary/Fixed Sensors**: Stationary Sensors are fixed point sensors that are either wired or wireless, and primarily used to monitor temperature inside refrigerators and freezers. Systems using these sensors generally read and record continuously, alerting when temperature goes out of range. Each sensor is calibrated annually. These stationary sensors are useful for in-facility temperature monitoring but they are not applicable for monitoring or alerting when materials are in-transit. They are also expensive to calibrate and to reposition.
2. **Offline Data Loggers:** Data Loggers allow temperature logging for later retrieval. These loggers generally connect via USB to enable data export, with some loggers providing the ability to download data via a Bluetooth connection. These loggers provide limited or no real-time reporting and therefore cannot be used to generate system alerts or remediation notifications that can assure material integrity.
3. **Sensors Employing Cellular and GPS Radio:** Sensors Employing Cellular and GPS Radios are used for point-to-point transportation of high-value materials. While these sensors can provide in-transit data, they are more expensive than other solutions, require monthly service fees in addition to hardware costs, and based on sample frequency and battery capacity, monitoring duration ranges from a few days to a few weeks.

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EXHIBIT D

Investor Deck

Lab Sensor Solutions


Lab Sensor Solutions
Dashboard
Report
Analysis
Configure
Status
Monitor Points: 6 Violations: 0 Users: 2
Active Monitor Points

Sensors as a Service for

Health & Safety

https://www.seedinvest.com/lab.sensor.solutions.inc/seed

Disclaimer

This presentation contains offering materials prepared solely by Lab Sensor Solutions, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Beth

got food poisoning



1 in 6 Americans Suffer

125,000 Visit Hospital

3,000 die / year

Lost Productivity, Healthcare Burdens, & Lawsuits

Source: https://www.fda.gov/NewsEvents/PublicHealthFocus/ucm239907.htm

Lab Sensor Solutions

WW Market

$123 Billion

All Sensors

$5 Billion

Temperature Sensors

Sources:
http://www.bccresearch.com/market-research/instrumentation-and-sensors/sensors-technologies-markets-report-ias006h.html
http://www.marketsandmarkets.com/Market-Reports/temperature-sensor-market-522.html

Health & Safety Segment

- Health
  - IVD (Clinical Labs)
  - Biopharmaceuticals
  - Clinical Trials
  - Analyzer Reagents
  - Whole Blood & Plasma
- Safety
  - Vaccines
  - Fish, Meat & Poultry
  - Dairy & Beverages
  - Fruits & Vegetables
  - Supplements


Lab Sensor Solutions
Dashboard
Report
Analysis
Configure
Activate
Ivan Rodriguez
Name
ivanrodriguez
Display
Daily
Graph
Active
Location
Auto Refresh
Daily temperature Readings for ivanrodriguez
Reset zoom
Click and drag in the plot area to zoom in
40
20
0
-20
-40
temperature (C)
08:30
09:00
09:30
10:00
12:00
Time/Date
Bag 1-Refrigerated
Bag 3 shared-Frozen
Bag 3a
-Room
Bag 6-Frozen
use-Room
Ivan Vehicle-Room
Traveling
© 2013-2016 Lab Sensor Solu
SAMSUNG
DUOS
1:50 PM
T-Tracks
Monitor 1128
22.31°C
Room
15.00 to 30.00°C
Monitor 1122
22.31°C
Room
15.00 to 30.00°C
Monitor 1130
11.46°C
Room
15.00 to 30.00°C
Lab Sensor Solutions

Lab Sensor Solutions

Team

Over 8 Years Together in Industry



Geoff Zawolkow
CEO



Jarie Bolander
COO

Daniel Paley
EVP Engineering



Brad Jung
EVP Sales & Marketing



COMPAQ | CYPRESS PERFORM | life technologies™ | ion torrent | Rambus | D&B

Competitive Position


Real-Time Full-Stack Solution
Best Value / Lowest Cost
Lab Sensor Solutions
PAXSENSE
PRESENCE AWARE INNOVATIONS
Blue Tree Systems
LOCUS TRAXX
WORLDWIDE
freshtemp
ocea SØFT
Cryopak
sensoscientific.
Enterprise Solution for Visibility and Compliance
KELSIUS
SENSITECH
ekahau
SENDUM
FreshLoc
Wireless Temperature Monitoring
senseaware
powered by FedEx

This is the opinion of Management & not meant as an exhaustive competitor list. It does not represent any guarantees of activity nor performance

Lab Sensor Solutions

Subscription Model

$25

PER SENSOR PER MONTH

Volume discounts are available

OVER

85%

GROSS MARGIN

Reflects Anticipated Margin when at Scale

Lab Sensor Solutions

Traction

Over **$200K** Sales Last Quarter*

Including Top U.S. HMO

"We all need the same thing!

A higher quality, less manual temperature tracking process."

- Lab Logistics Manager

*On a Cash Basis

New Trial: Byte Foods


BYTE
FOODS


SWIPE
GRAB
GO
MARIN KOMBUCHA
MARIN KOMBUCHA
BBQ Chopped Salad
GO AHEAD, PICK IT UP!

Lab Sensor Solutions

Partnerships

Resellers & Integrations

Cerner

eyes on freight

Rhodes Group

Navigate to Success

MARKETLAB

Dynamex

Partnerships with Cerner and eyes on freight are based on verbal agreement. Verbal agreements do not represent guarantees of future results, levels of activity, performance, or achievements.

Disruption

Health	Safety
Medicare	FDA FOOD SAFETY MODERNIZATION ACT
Regulators Cracking Down on Temperature Medicare Paying on Value not Volume	One of Biggest Changes Since 1938 Requires Temp Tracking Started Sept. 2016

Lab Sensor Solutions

Investment

Series Seed Investment Round

Details:

https://www.seedinvest.com/lab.sensor.solutions.inc/seed

Lab Sensor Solutions


Lab Sensor Solutions
Dashboard
Report
Analysis
Configure
Status
Monitor Points: 6 Violations: 0 Users: 2
Active Monitor Points

Sensors as a Service for

Health & Safety

https://www.seedinvest.com/lab.sensor.solutions.inc/seed

EXHIBIT E

Video Transcript

EXHIBIT E – Video Transcript

Video 1 entitled "Lab Sensor Solutions' T-Tracks Product Demo"

00:00 Lab Sensors Solutions delivers a full stack real-time mobile sensor as a service solution for the healthcare cold chain logistics industry, an 8 billion dollar market.

Our system tracks temperature, location of perishable materials, in transit between doctor's offices, laboratories, hospitals, and pharmaceutical companies. We let customers know exactly where packages are down to the vehicle and room level and alert stake holders when environmental factors near or exceed required thresholds.

00:29 This increases patient safety while helping customers meet regulatory requirements, reduce liability, and save money. Common uses for our technology include clinical laboratory samples like blood, urine, and tissue biopsies, biopharmaceuticals, and vaccines, organs, whole blood, and plasma, laboratory reagents and clinical trial materials.

00:50 Today we're going to talk about Lab Sensors Solutions t-tracks system, which ensures quality of health care specimens while in transit. We've got four components of the system, first one is a sensor, which is blue-tooth low energy sensor; we place inside the cooler or the car (the location we want to monitor).

01:07 Second piece is a mobile app (Android or iPhone) which collects the data from the sensor. So what we'll do now is take a look at the site. This is the main screen. You can tell that there are 22 active monitor points right now, 11 total violations, and there are 5 couriers that are active.

01:26 You can actually see where the errors are. So in this particular case, you can see that these totes, with these vehicles are in error and see in this view, that it did start out as being compliant and then over time, it broke through, and now is trending up. When it does break the limit threshold, our system sends either a text message, an instant message or email to both the dispatcher or supervisor and the courier.

01:52 If you go back, we can take a look at what this particular vehicle, or courier is carrying with him. You can see he's got a refrigerated tote, a room temperature tote, there's a car tote, and then there's another tote. One of the things that customers like to take a look at is an overview of the violations. You can drill down into the specific day and the time, and you can see that this particular tote (room 4) violated.

02:18 This shows the view of the last place we saw it and the temperature profile which is really important of how this tote was out of compliance and then got back into compliance. The inventory feature is nice, because you can tell where things are over a timeline.

02:32 So for example, if we want to take a look where this particular tote was, we can see that the last time it was with vehicle 6, which happens to be somewhere around Melo Park Palo Alto, and that this has been travelling between this location ... it's actually a really powerful way to take a look at the work flow and see how you can improve things.

02:55 So that's an overview of our system and thanks for watching.

02:59 Our team has worked together in the industry for 6 years. We formed Lab Sensors Solutions to solve a problem that has long plagued our customers. The cost and liability incurred due to lab sample and pharmaceutical spoilage.

03:12 Other companies mainly provide components to the industry that require complex integration even the largest customers prefer a complete solution.

03:21 Lab Sensor Solutions is the only company delivering a full stack plug and play solution and early customers are very enthusiastic. Our first pilot customer purchased a multi-sensor subscription earlier this year and we are in active trials and negotiations with large customers including Northern California's largest HMO and a top five private us laboratory.

Video 2 entitled “How to Prevent Clinical Sample Spoilage and Loss with T-Tracks”

00:00 Hi I’m Jarie Bolander from Lab Sensor Solutions. We’re partnering with MarketLab as we introduce an innovative new solution for sample temperature tracking called T-Tracks. T-Tracks solves a major challenge facing labs today: tracking the temperature and location of clinical samples in transit. You need assurance that your samples are kept at the right temperature, delivered to the right place at the right time. T-Tracks ensures safe delivery.

0:31 It’s revolutionary technology not only allows you to log temperature, but also to see what’s happening right now and correct problems before samples spoil or become lost. T-Tracks has 3 main components: sensors, a mobile phone application, and a cloud-based dashboard alerting system that runs in any web browser.

0:49 Here’s how T-Tracks works. The sensors are placed inside your coolers with the included adhesive. The sensors are NIST traceable for temperature and use Bluetooth low energy radio. Their battery lasts over a year.

01:05 A sensor reading application is installed on courier’s and lab personnel’s mobile phone. The app, available in the Google Play store, requires no extra action by the couriers. All they need to do is carry their phones as usual. The T-Tracks Cloud system collects information from the sensors, analyzes the information, and sends alerts.

01:22 A dashboard shows the current status of your cooler. All data is safely stored for as long as you need it. The data is always available for reporting, ensuring your compliance. Let’s watch T-Tracks in action. The cloud-based dashboard shows the status of coolers in the web browser of your choice. Sensors continuously collect and send information. The T-tracks phone app collects and sends information to the cloud. If there is a temperature issue, the phone alert sounds, the cloud dashboard indicates there’s a problem, and alert messages are sent to both the lab and courier personnel. The T-Tracks Cloud dashboard displays the temperature and location of every cooler outfitted with a sensor.

2:00 T-Tracks not only alerts, but also allows you to record and report temperatures, ensuring compliance with regulatory guidelines and your own lab’s standard procedures.

2:09 Here is a violation report. It details all problems right now to minute by minute violations of every cooler. Reports are summarized by month, week, or day. Here is an inventory report. It shows the last-known locations of all coolers outfitted with T-Tracks sensors.

2:23 MarketLab is offering a T-Tracks Temperature and Location Service Starter Pack. It contains: sensor with installation clips, instructions, one-year subscription, installation assistance and support and a one-year warranty.

2:39 Configuration upgrades are available that can support up to thousands of coolers and can also confirm delivery to individual rooms within labs. Please call MarketLab at 1-866-237-3722 to learn more about how T-Tracks can help you prevent sample spoilage and loss.